UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D
                   Under the Securities Exchange Act of 1934
                               (Amendment No. 1)

                             Au Bon Pain Co., Inc.
                               (Name of Issuer)

                             Class A Common Stock
                          $.0001 Par Value Per Share
                        (Title of Class of Securities)

                                  050103 10 0
                                (CUSIP Number)

                                Michael Zuckert
                       Morgan Stanley & Co. Incorporated
                                 1585 Broadway
                           New York, New York  10036
                           Tel. No.: (212) 761-4000
                    (Name, Address and Telephone Number of
                     Person Authorized to Receive Notices
                              and Communications)

                                 July 24, 1996
                    (Date of Event which Requires Filing of
                                this Statement)



         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Check the following box if a fee is being paid with this statement: [ ].

                               SCHEDULE 13D
                             (Amendment No. 1)
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 050103 10 0       |             | Page 2 of 24 Pages           |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |    Morgan Stanley Group Inc.                                       |
|    |    13-2838811                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |    Inapplicable                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    |   WC, 00                                                           |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |    Inapplicable                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |    Delaware                                                        |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |     317                                       |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |     1,332,068                                 |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |     317                                       |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |     1,332,068                                 |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |     1,332,385                                                      |
|____|_________________________________________________ __________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES   Inapplicable                                  |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |                                                                    |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    |    HC, CO                                                          |
|____|____________________________________________________________________|

                                 SCHEDULE 13D
                               (Amendment No. 1)
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 050103 10 0       |             | Page 3 of 24 Pages           |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |    PG Investors, Inc.                                              |
|    |    13-3642657                                                      |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |    Inapplicable                                            (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    |    00                                                              |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |    Inapplicable                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |    Delaware                                                        |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |      236,867                                  |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    1,089,601                                  |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |      236,867                                  |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    1,089,601                                  |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |    1,326,468                                                       |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES   Inapplicable                                  |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    11.7%                                                           |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    |    IA, CO                                                          |
|____|____________________________________________________________________|

                                 SCHEDULE 13D
                               (Amendment No. 1)
______________________________             ________________________________
|                            |             |                              |
|CUSIP No. 050103 10 0       |             | Page 4 of 24 Pages           |
|____________________________|             |______________________________|
___________________________________________________________________________
|  1 | NAME OF REPORTING PERSON                                           |
|    | S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON                  |
|    |     Princes Gate Investors, L.P.                                   |
|    |                                                                    |
|____|____________________________________________________________________|
|  2 | CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP                   |
|    |                                                                 _  |
|    |     Inapplicable                                           (a) |_| |
|    |                                                                 _  |
|    |                                                            (b) |_| |
|____|____________________________________________________________________|
|  3 | SEC USE ONLY                                                       |
|    |                                                                    |
|____|____________________________________________________________________|
|  4 | SOURCE OF FUNDS                                                    |
|    |    00                                                              |
|____|____________________________________________________________________|
|  5 | CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED        _  |
|    | PURSUANT TO ITEMS 2(d) or 2(E)                                 |_| |
|    |    Inapplicable                                                    |
|____|____________________________________________________________________|
|  6 | CITIZENSHIP OR PLACE OF ORGANIZATION                               |
|    |    Delaware                                                        |
|____|____________________________________________________________________|
|                    |  7 | SOLE VOTING POWER                             |
|                    |    |    993,896                                    |
|   NUMBER OF        |____|_______________________________________________|
|    SHARES          |  8 | SHARED VOTING POWER                           |
|  BENEFICIALLY      |    |    0                                          |
|   OWNED BY         |____|_______________________________________________|
|     EACH           |  9 | SOLE DISPOSITIVE POWER                        |
|   REPORTING        |    |    993,896                                    |
|    PERSON          |____|_______________________________________________|
|     WITH           | 10 | SHARED DISPOSITIVE POWER                      |
|                    |    |    0                                          |
|____________________|____|_______________________________________________|
| 11 | AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON       |
|    |    993,896                                                         |
|____|____________________________________________________________________|
| 12 | CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES          _  |
|    | CERTAIN SHARES   Inapplicable                                  |_| |
|____|____________________________________________________________________|
| 13 | PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)                 |
|    |    8.8%                                                            |
|____|____________________________________________________________________|
| 14 | TYPE OF REPORTING PERSON                                           |
|    |    PN                                                              |
|____|____________________________________________________________________|

               The following information amends and restates the Schedule 13D filed on January 4, 1994 (the "Schedule 13D").

Item 1.  Security and Company.

               The class of equity securities to which this statement relates is the Class A Common Stock, $.0001 par value per share (the "Shares"), of Au Bon Pain Co., Inc., a Delaware corporation (the "Company"). On December 22, 1993, the Company issued to several purchasers $30,000,000 in aggregate principal amount of 4.75% Convertible Subordinated Notes due 2001 (the "Notes"). The Notes are convertible at any time until the close of business on January 2, 2001 into fully paid and non-assessable Shares at a conversion price (subject to adjustment) equal to $25.50 principal amount for each Share, or currently 1,176,468 Shares in the aggregate.

               On July 24, 1996, the Company issued to several purchasers warrants (the "Warrants") that entitle the holders thereof to purchase in the aggregate 150,000 Shares. The Warrants are exercisable at any time prior to the close of business on July 24, 2001; the exercise price (subject to certain adjustments) is $5.62 per Share.

               The principal executive offices of the Company are located at 19 Fid Kennedy Avenue, Boston, MA 02210-2497.

Item 2.  Identity and Background.

               The names of the persons filing this statement (the "Reporting Persons") are: (i) Morgan Stanley Group Inc. ("MS Group"), (ii) PG Investors, Inc. ("PGI Inc.") and (iii) Princes Gate Investors, L.P. ("Princes Gate L.P.").

               The address of the principal business and the principal office of each of the Reporting Persons is: 1585 Broadway, New York, NY 10036. The name, business address, present principal occupation or employment, and citizenship of each director and executive officer of MS Group and PGI Inc. is set forth on Schedule A.

               MS Group is a holding company whose wholly-owned subsidiaries are engaged in the investment banking, broker-dealer, investment advisory and real estate businesses. PGI Inc. is a wholly-owned subsidiary of MS Group and its principal business is to serve (i) as the general partner of Princes Gate L.P., an investment partnership organized and managed by MS Group and the principal business of which is the investment of capital provided by its limited partners, (ii) as the general partner of a separate co-investment partnership (the "Co-investment Partnership") and (iii) as the investment manager for certain other investors (the "Investors") that are offered the opportunity to participate in investments made by Princes Gate L.P. The control person of Princes Gate L.P. is PGI Inc., its general partner, which holds a 1% interest in the partnership. Each of MS Group, Princes Gate L.P. and PGI Inc. is organized under the laws of the State of Delaware.

               In the ordinary course of its business, MS Group, through its wholly-owned broker-dealer subsidiary Morgan Stanley & Co. Incorporated ("MS & Co."), makes a market in the Shares in the over-the-counter market and holds on behalf of customers Shares over which it exercises discretionary authority. A portion of the Shares of which MS Group may be deemed to be the beneficial owner are 317 Shares held by MS & Co. as of July 24, 1996 in its capacity as market-maker and 5,600 shares over which MS & Co. exercises discretionary authority held on behalf of customers. MS Group, through MS & Co., possesses the sole power to vote and to dispose of the Shares held by MS &
Co. as market-maker and the shared power to vote and to dispose of the Shares over which it exercises discretionary authority. The remaining 1,326,468 Shares of which MS Group may be deemed to be the beneficial owner constitute the Shares obtainable upon conversion of the Notes and exercise of the Warrants acquired by Princes Gate L.P., the Co-investment
Partnership and the Investors.

               Pursuant to the partnership agreements of Princes Gate L.P. and the Co-investment Partnership, management and control of the partnerships and their investments are vested exclusively in PGI Inc. as general partner, and PGI Inc. has the authority to dispose of the Notes and the Warrants held by Princes Gate L.P. and the Co-investment Partnership and to vote the Shares obtainable on conversion of the Notes and exercise of the Warrants. Pursuant to investment management agreements with the Investors on whose behalf PGI Inc. has also acquired the Notes and the Warrants, these Notes and Warrants and the Shares obtainable on conversion of the Notes and exercise of the Warrants may be disposed of only by PGI Inc. or with the consent of PGI Inc. Such consent may be withheld or granted in PGI Inc.'s discretion, and each Investor has granted PGI Inc. an irrevocable proxy giving PGI Inc. exclusive authority to vote such Shares. As a result of these arrangements, PGI Inc. may be deemed to be the beneficial owner of all the Notes and the Warrants acquired on behalf of Princes Gate L.P., the Co-investment Partnership and the Investors and of the Shares obtainable on conversion of the Notes and exercise of the Warrants.

               During the last five years, none of the Reporting Persons nor any person controlling the Reporting Persons nor, to the best of their knowledge, any of the persons listed on Schedule A attached hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration.

               The source of funds for the purchases made by MS Group through its broker-dealer subsidiary MS & Co. acting in its market-making capacity was working capital of MS & Co. The source of funds for the purchases made by PGI Inc. on behalf of its clients was (i) funds of the limited partners of Princes Gate L.P., (ii) Investor funds that are managed by PGI Inc. pursuant to the investment management agreements with each Investor and (iii) funds of a limited partner in the Co-investment Partnership. The source of funds for the purchases made by Princes Gate L.P. was funds of the limited partners.

Item 4.  Purpose of Transaction.

               MS Group has acquired 317 Shares through its wholly-owned broker-dealer subsidiary MS & Co. acting in its capacity as market-maker in the Shares and not for the purpose of the acquiring control of the Company. MS & Co. currently intends to continue to make a market in the Shares in the ordinary course of its business. MS & Co. holds on behalf of its customers 5,600 Shares over which it exercises discretionary authority. MS & Co. holds such Shares in the ordinary course of its business and not for the purpose of acquiring control of the Company. Princes Gate L.P. and PGI Inc. have acquired the Notes and the Warrants on behalf of the limited partners in the partnerships and on behalf of the Investors for investment purposes in the ordinary course of business as investment manager for these clients and not for the purpose of acquiring control of the Company. The Reporting Persons intend to review from time to time the Company's business affairs and financial position. Based on such evaluation and review, as well as general economic and industry conditions existing at the time, the Reporting Persons may consider from time to time various alternative courses of action. Such actions may include the acquisition of additional Shares through open market purchases, privately negotiated transactions, tender offer, exchange offer or otherwise. Alternatively, such actions may involve the sale of all or a portion of the Shares in the open market, in privately negotiated transactions, through a public offering or otherwise. Except as set forth above, the Reporting Persons have no plan or proposals which relate to or would result in any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Company.

               (a) MS Group has acquired, and for the purpose of Rule 13d-3 promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), beneficially owns 1,332,385 Shares, representing approximately 11.7% of the outstanding Shares (based on the sum of (i) 10,019,856 Shares reported by the Company as outstanding on May 30, 1996 in its report on Form 10-Q for the quarter ended April 20, 1996, (ii)
1,176,468 Shares obtainable upon conversion of the Notes and (iii) 150,000 Shares issuable upon exercise of the Warrants).

               PGI Inc. has acquired, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 1,326,468 Shares, representing approximately 11.7% of the outstanding Shares (calculated as described above).

               Princes Gate L.P. has acquired, and for the purpose of Rule 13d-3 promulgated under the Exchange Act, beneficially owns 993,896 Shares, representing approximately 8.8% of the outstanding Shares (calculated as described above).

               Except as set forth in this Item 5(a), neither the Reporting Persons, nor any other person controlling the Reporting Persons, nor, to the best of their knowledge, any persons named in Schedule A hereto beneficially owns any Shares.

               (b) MS Group has sole power to vote and to dispose of 317 Shares acquired in market-making activities; shared power to vote and to dispose of 1,326,468 Shares obtainable upon conversion of the Notes and exercise of the Warrants as a result of its ownership of PGI Inc. and shared power to vote and to dispose of 5,600 Shares held on behalf of customers in discretionary accounts.

               PGI Inc. has sole power to vote and to dispose of 236,867 Shares held on behalf of the Investors and shared voting and dispositive power with respect to 1,089,601 Shares obtainable upon conversion of the Notes and exercise of the Warrants held by Princes Gate L.P. and the Co-investment Partnership.

               Princes Gate L.P., acting through its general partner PGI Inc., has sole power to vote and to dispose of 993,896 Shares obtainable upon conversion of the Notes and exercise of the Warrants.

               (c) On December 22, 1993 (i) MS Group and PGI Inc. acquired beneficial ownership of 1,176,468 Shares obtainable upon conversion of the Notes at a conversion price of $25.50 per Share, and (ii) Princes Gate L.P. acquired beneficial ownership of 881,504 Shares obtainable upon conversion of the Notes at a conversion price of $25.50 per Share.

               On July 24, 1996, (i) MS Group and PGI Inc. acquired beneficial ownership of 150,000 Shares obtainable upon exercise of the Warrants at an exercise price of $5.62 per Share, and (ii) Princes Gate L.P. acquired beneficial ownership of 112,392 Shares obtainable upon exercise of a Warrant at an exercise price of $5.62 per Share.

               During the 60 days prior to July 24, 1996, in connection with its over-the-counter market-making activities in the Shares, MS Group made purchases aggregating 104,700 Shares and sales aggregating 104,600 Shares. These transactions were effected at prices ranging from $6.88 to $8.88 per Share. Other transactions effected by MS & Co. during the 60 days prior to July 26, 1996 are set forth on Schedule B attached thereto.

               (d)  Inapplicable.

               (e)  Inapplicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Company.

               On December 17, 1993, the Company and several purchasers (the "Purchasers") entered into a Securities Purchase Agreement (the "Agreement") with respect to the Notes. The summary of certain of the terms of the Agreement set forth herein is qualified in its entirety by reference to the copy of the Agreement attached as Exhibit I to the Schedule 13D and incorporated herein by reference.

               Pursuant to the Agreement, upon the basis of certain representations and warranties, but subject to certain terms and conditions, the Company agreed to sell to each Purchaser and each Purchaser agreed, severally but not jointly, to purchase from the Company the Notes in the principal amount set forth below the name of such Purchaser on the signature pages thereof at 100% of their principal amount.

               Pursuant to the Agreement, the Company agreed to indemnify and hold harmless each Purchaser against all losses, claims, damages or liabilities resulting from any breaches by the Company of its representations, warranties or covenants made under the Agreement or resulting from any action, claim or proceeding arising out of the matters or transactions subject to or contemplated by the Agreement or any instrument referred to in the Agreement. Also pursuant to the Agreement, each Purchaser agreed to indemnify and hold harmless the Company and its affiliates against all losses, claims, damages or liabilities resulting from any breaches by any such Purchaser of its representations, warranties or covenants made under the Agreement.

               On July 24, 1996, the Company, its wholly-owned subsidiary
Saint Louis Bread Company, Inc. ("SLB") entered into an Agreement and Waiver (the "Waiver"), and the Company entered into the Modification Agreement (the "Modification Agreement"), in each case, with the Purchasers. The summary of certain of the terms of the Waiver and the Modification Agreement set forth herein is qualified in its entirety by reference to the copies of the Waiver attached hereto as Exhibit II and the Modification Agreement attached hereto as
Exhibit III, each of which is incorporated herein by reference.

               Pursuant to the Waiver, the Company issued Warrants to purchase in the aggregate 150,000 Shares to Purchasers.

               In addition, under the terms of the Waiver, if prior to the second anniversary of the date of the Waiver, SLB or the Company or any of its affiliates receives or otherwise negotiates any offer to purchase any equity securities of SLB in a transaction not involving a public offering registered under the Securities Act of 1933, as amended (the "Securities Act"), and SLB, the Company or any of its affiliates intends to pursue such offer, then the Purchasers will have the right of first refusal to purchase such equity securities on the same terms as offered to or negotiated by SLB, the Company or any of its affiliates, except that the Purchasers may, in certain circumstances, substitute cash for any non-cash consideration offered.

                The Purchasers were also granted the right to receive certain types of information from the Company and the right to attend board meetings. Additionally, certain provisions of the Notes were amended pursuant to the Waiver and the Modification Agreement.

               The registration rights granted by the Company to the Purchasers and set forth in Exhibit D to the Agreement have been superseded by the Registration Rights Agreement (the "Registration Rights Agreement") entered into among Allied Capital Corporation, Allied Capital Corporation II, Capital Trust Investments, Ltd., the Purchasers and the Company on July 24, 1996. The summary of certain of the terms of the Registration Rights Agreement set forth herein is qualified in its entirety by reference to the copy of the Registration Rights Agreement attached hereto as Exhibit IV which is incorporated herein by reference. Holders of Registrable Securities (as defined in the Registration Rights Agreement) will be entitled to require the Company to register under the Securities Act (a "Demand Registration") all or part of their Registrable Securities. "Registrable Securities" means Shares issued upon conversion of the Notes or upon exercise of the Warrants until (i) a registration statement covering such Shares has been declared effective by the Securities and Exchange Commission and such Shares have been disposed of pursuant to such effective registration statement, (ii) such Shares are sold under circumstances in which all of the applicable conditions of Rule 144 under the Securities Act are met, or (iii) such Shares have been otherwise transferred and the Company has delivered a new certificate not bearing the legend referring to the restrictions on transfer under the Securities Act, such that the Shares may be resold without subsequent registration under the Securities Act.

               The Company will not be required to effect more than one Demand Registration in any 12-month period and no more than a total of two Demand Registrations at the request of the Purchasers. The minimum size of a Demand Registration will be Registrable Securities having a market value of $3 million or, if less, will constitute all Registrable Securities held by the Purchasers.

               Holders of Registrable Securities will also be entitled to include such Registrable Securities in registrations by the Company or the other parties to the Registration Rights Agreement (a "Piggyback
Registration"), subject to certain limitations.

               The Company will pay substantially all of the costs and expenses incurred in connection with any Demand Registration or Piggyback Registration, except for underwriting fees, discounts or commissions attributable to the sale of Registrable Securities.

               Except for the agreements as described above, to the best knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the persons enumerated in Item 2, and any other person, with respect to any securities of the Company, including, but not limited to, transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

         Exhibit 99.1: Securities Purchase Agreement dated as of December 17, 1993 among the Company and the Purchasers listed on the signature pages thereof (filed on January 4, 1994).

         Exhibit 99.2: Agreement and Waiver dated as of July 24, 1996 among the Company, SLB and the Purchasers.

         Exhibit 99.3: Modification Agreement among the Company and the Purchasers dated as of July 24, 1996.

         Exhibit 99.4: Registration Rights Agreement dated as of July 24, 1996 among Allied Capital Corporation, Allied Capital Corporation II, Capital Trust Investments, Ltd., the Purchasers and the Company.


                                  SIGNATURES

               After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date:  August 5, 1996

                                       Morgan Stanley Group Inc.



                                       By: /s/ Philip N. Duff
                                          ----------------------------
                                          Name:  Philip N. Duff
                                          Title: Chief Financial Officer
                                                 and Managing Director


                                       PG Investors, Inc.



                                       By: /s/ Hartley R. Rogers
                                          ----------------------------
                                          Name:  Hartley R. Rogers
                                          Title: President

                                       Princes Gate Investors, L.P.

                                         By:  PG Investors, Inc., as
                                              General Partner



                                         By: /s/ Hartley R. Rogers
                                            ----------------------------
                                            Name:  Hartley R. Rogers
                                            Title: President




                                                         Schedule A


                     DIRECTORS AND EXECUTIVE OFFICERS OF
                           MORGAN STANLEY GROUP INC.


               The name, business address and title with Morgan Stanley Group Inc., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of Morgan Stanley Group Inc. are set forth below. If no business address is given, the director's or officer's business address is 1585 Broadway, New York, N.Y. 10036. The address of Morgan Stanley Group Inc. is 1585 Broadway, New York, N.Y. 10036. Each person listed below is a citizen of the United States of America, except Mr. Walker, who is a citizen of Great Britain.

  Name, Title and
 Business Address                         Present Principal Occupation
 -----------------                        ----------------------------

Richard B. Fisher                      Chairman of the Board of Directors,
     (Chairman of the Board of           Managing Director and Director,
     Directors, Managing Director        Morgan Stanley Group Inc.
     and Director)                       and Morgan Stanley & Co.
                                         Incorporated

John J. Mack                           President, Managing Director and
     (President, Managing Director       Director, Morgan Stanley Group Inc.
     and Director)                       and Morgan Stanley & Co.
                                         Incorporated

Philip N. Duff                         Chief Financial Officer and Managing
     (Chief Financial Officer and        Director, Morgan Stanley Group Inc.
     Managing Director)                  and Chief Financial Officer and
                                         Managing Director, Morgan Stanley &
                                         Co. Incorporated

Jonathan M. Clark                      Secretary and General Counsel, Morgan
     (Secretary and General Counsel)     Stanley Group Inc. and Secretary,
                                         General Counsel, Managing Director
                                         and Director, Morgan Stanley & Co.
                                         Incorporated

Eileen K. Murray                       Treasurer, Morgan Stanley Group Inc.
     (Treasurer)                         and Treasurer and Managing Director,
                                         Morgan Stanley & Co. Incorporated

Barton M. Biggs                        Managing Director and Director, Morgan
     (Managing Director and Director)    Stanley Group Inc. and Morgan
                                         Stanley & Co. Incorporated

Robert P. Bauman                       Director, Morgan Stanley Group Inc.
     (Director)

Daniel B. Burke                        Retired
     (Director)
     Capital Cities/ABC, Inc.
     77 W. 66th Street, Tenth Floor
     New York, NY 10023-6298

S. Parker Gilbert                      Retired
     (Director)

Peter F. Karches                       Managing Director and Director, Morgan
     (Managing Director and Director)    Stanley Group Inc. and Morgan
                                         Stanley & Co. Incorporated

Allen E. Murray                        Retired
     (Director)
     3225 Gallows Road
     Fairfax, VA 22037

Sir David Alan Walker                  Managing Director and Director, Morgan
     (Managing Director and Director)    Stanley Group Inc. and Morgan
                                         Stanley & Co. Incorporated

Paul J. Rizzo                          Retired
     (Director)

Charlene R. Herzer                     Assistant Secretary, Morgan Stanley
     (Assistant Secretary)               Group Inc. and Assistant Secretary
                                         and Vice President, Morgan Stanley &
                                         Co. Incorporated

Patricia A. Kurtz                      Assistant Secretary, Morgan Stanley
     (Assistant Secretary)               Group Inc. and Assistant Secretary
                                         and Principal, Morgan Stanley & Co.
                                         Incorporated

Ralph L. Pellechio                     Assistant Secretary, Morgan Stanley
     (Assistant Secretary)               Group Inc. and Assistant Secretary
                                         and Managing Director, Morgan
                                         Stanley & Co. Incorporated



                       DIRECTORS AND EXECUTIVE OFFICERS
                             OF PG INVESTORS, INC.


          The name, business address and title with PG Investors, Inc., and present principal occupation or employment and the name, principal business and address of employer, of each of the directors and executive officers of PG Investors, Inc. are set forth below. If no business address is given, the director's or officer's business address is 1585 Broadway, New York, N.Y. 10036. The address of PG Investors, Inc. is c/o Morgan Stanley & Co. Incorporated, 1585 Broadway, New York, N.Y. 10036. Each person listed below is a citizen of the United States of America.


  Name, Title and
  Business Address                      Present Principal Occupation
  ----------------                      ----------------------------

Directors
- ---------

Hartley R. Rogers                    President, PG Investors, Inc.; Managing
                                       Director, Morgan Stanley & Co.
                                       Incorporated

Tarek Abdel Meguid                   Managing Director, Morgan Stanley & Co.
                                       Incorporated

Bruce Fiedorek                       Managing Director, Morgan Stanley & Co.
                                       Incorporated

Joseph G. Fogg                       Managing Director, Morgan Stanley & Co.
                                       Incorporated


Executive Officers
  (Who Are Not Directors)
- -------------------------

Debra M. Aaron                       Vice President, PG Investors, Inc.;
                                       Principal, Morgan Stanley & Co.
                                       Incorporated

Bruce R. Sandberg                    Vice President, PG Investors, Inc.;
                                       Principal, Morgan Stanley & Co.
                                       Incorporated

James M. Wilmott                     Vice President, PG Investors, Inc.;
                                       Vice President, Morgan Stanley & Co.
                                       Incorporated

Patricia A. Kurtz                    Secretary, PG Investors, Inc.;
                                       Principal, Morgan Stanley & Co.
                                       Incorporated

Charlene R. Herzer                   Assistant Secretary, PG Investors, Inc.;
                                       Vice President, Morgan Stanley & Co.
                                       Incorporated


Laura A. Chenoweth                     Assistant Secretary, PG Investors,
                                         Inc.; Attorney, Morgan Stanley & Co.
                                         Incorporated

David R. Powers                        Vice President, PG Investors, Inc.

Frank V. Saracino                      Vice President and Treasurer, PG
                                         Investors, Inc.


                                                                    Schedule B


                       Purchases of Class A Common Stock
                     (all transactions effected on NASDAQ)
                       (all prices exclude commissions)


     Date            Number of Shares              Price Per Share
     ----            ----------------              ---------------

   5/31/96                    900                         9.00

   5/31/96                    500                         9.00

   5/31/96                    100                         9.00

   5/31/96                    500                         9.00

   6/3/96                   1,600                         8.88

   6/21/96                  2,000                         7.63

   6/21/96                    100                         7.75

   6/28/96                  1,400                         7.50
                            -----
                            7,100




                         Sales of Class A Common Stock
                     (all transactions effected on NASDAQ)
                       (all prices exclude commissions)



     Date                Number of Shares              Price Per Share
     ----                ----------------              ---------------

   5/31/96                     12,000                         8.55

    6/5/96                     20,000                         8.75

    6/6/96                     15,000                         8.44

    6/6/96                      5,000                         8.63

   6/11/96                        100                         8.50

   6/19/96                        300                         7.56

   6/20/96                        200                         7.63

   6/21/96                        200                         7.63

   6/21/96                      2,000                         7.63

   6/24/96                        100                         7.75

   6/24/96                        500                         7.75

   6/25/96                        100                         7.63

   6/27/96                        500                         7.50

   6/28/96                        200                         7.50

    7/3/96                        100                         7.25

    7/9/96                        100                         7.00

   7/22/96                        900                         7.00

   7/22/96                      1,000                         7.00
                               ------
                               58,300